Exhibit 99.2

Notice to Owners of Ordinary Shares

CollPlant Biotechnologies Ltd.

Proxy/Voting Card

Owners of record on June 15, 2023 (the “Record Date”) of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) are hereby notified of an upcoming annual and extraordinary general meeting of the Company to be held on July 18, 2023 in Israel (the “Meeting”).

Shareholders registered in the Company’s shareholders register may vote through the proxy card, which also serves as their voting card, by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than July 18, 2023, at 06:00 a.m. Israel time. Shareholders registered in the Company’s shareholders’ register in Israel who vote their ordinary shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation (as the case may be), and an ownership certificate confirming their ownership of the Company’s ordinary shares on the Record Date. Such certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

CollPlant Biotechnologies Ltd.

Dated: June 8, 2023

annual and ExtraordinaRy GENERAL MEETING OF

COLLPLANT BIOTECHNOLOGIES LTD.

TO:        CollPlant Biotechnologies Ltd.

Fax Number: +972-73-232-5602

Email: eran@collplant.com

Telephone Number: +972-73-232-5600

Annual and Extraordinary General Meeting to be held on July 18, 2023

FROM: __________________________________________________________________

Company/Individual Name

SIGNATURE: _______________________________________________________________

Authorized Signatory Name, Signature/Medallion

CONTACT INFO: ____________________________________________________________

Telephone/Fax Number, E-mail Address

TOTAL NUMBER OF ORDINARY SHARES

HELD AS OF June 15, 2023: _________________________________________________

NUMBER OF ORDINARY SHARES BEING VOTED: ____________________________________

DATE: ________________________, 2023

CollPlant Biotechnologies Ltd.

Annual and Extraordinary General Meeting

July 18, 2023

The above-noted holder of ordinary shares of CollPlant Biotechnologies Ltd. (the “Company”) hereby requests and instructs Mr. Rotem to endeavor insofar as practicable, to vote or cause to be voted the number of ordinary shares held as of close of business on June 15, 2023 at the Annual and Extraordinary General Meeting of the Company to be held in Israel on July 18, 2023 at 10:00 a.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED COMPLETED BY

06:00 A.M. ISRAEL TIME ON JULY 18, 2023 TO BE VALID

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF
COLLPLANT BIOTECHNOLOGIES LTD.

1.	To approve the re-election of Dr. Roger Pomerantz, Dr. Abraham (Avri) Havron, Joseph Zarzewsky, Dr. Elan Penn, Hugh Evans, Alisa Lask and Mr. Yehiel Tal (who also serves as the Company’s CEO) to the board of directors of the Company (the “Board of Directors”), each until the next annual general meeting of shareholders.
1a.	Re-election of Dr. Roger Pomerantz to the Company’s Board of Directors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

1b.	Re-election of Dr. Abraham (Avri) Havron to the Company’s Board of Directors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

1c.	Re-election of Joseph Zarzewsky to the Company’s Board of Directors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

1d.	Re-election of Dr. Elan Penn to the Company’s Board of Directors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

1e.	Re-election of Hugh Evans to the Company’s Board of Directors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

1f.	Re-election of Alisa Lask to the Company’s Board of Directors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

1g.	Re-election of Yehiel Tal (who also serves as the Company’s CEO) to the Company’s Board of Directors.

☐ FOR ☐ AGAINST ☐ ABSTAIN

2.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

☐ FOR ☐ AGAINST ☐ ABSTAIN

3.	To approve the adoption and the grant of a new letter of indemnification for the Company’s current and future directors and officers, other than to the Company’s current CEO, and subject to the approval of Proposal No. 4.

☐ FOR ☐ AGAINST ☐ ABSTAIN

4.	To approve the grant of the new letter of indemnification to the Company’s current CEO, subject to the approval of Proposal No. 3.

☐ FOR ☐ AGAINST ☐ ABSTAIN
4a.	Do you have a personal interest in the approval of Proposal 4 or are you a controlling shareholder of the Company? (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 4)

☐ YES ☐ NO

5.	To approve an amendment to the Company’s compensation policy with respect to the adoption of a new clawback policy intended to comply with the clawback-related listing standards proposed by the Nasdaq Stock Market and the Israeli Companies Law of 1999, to take effect upon the effective date of the Nasdaq listing rule.

☐ FOR ☐ AGAINST ☐ ABSTAIN
5a.	Do you have a personal interest in the approval of Proposal 5 or are you a controlling shareholder of the Company? (please note: if you do not mark either Yes or No, your shares will not be voted for Proposal 5)

☐ YES ☐ NO

End of resolutions

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